SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934
KING PHARMACEUTICALS, INC.
(Name of Subject Company)
KING PHARMACEUTICALS, INC.
(Name of Person Filing Statement)
Common Stock, no par value per share
(Title of Class of Securities)
495582108
(CUSIP Number of Class of Securities)
Brian A. Markison
President and Chief Executive Officer
501 Fifth Street
Bristol, Tennessee 37620
(423) 989-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)
Copy to:
Scott F. Smith, Esq.
Jack S. Bodner, Esq.
Covington & Burling LLP
The New York Times Building
620 Eighth Avenue
New York, New York 10018
(212) 841-1000
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Attached hereto are the following communications:
•	Joint press release of Pfizer Inc. (“Pfizer”) and King Pharmaceuticals, Inc. (“King”), dated October 12, 2010, announcing that Pfizer and King have signed a definitive agreement pursuant to which Pfizer has agreed to acquire King; and

•	Email distributed on October 12, 2010 by Brian A. Markison, President and Chief Executive Officer of King, to King employees.

PFIZER TO ACQUIRE KING PHARMACEUTICALS, INC.
•	Will advance Pfizer’s strategic objectives by strengthening its position within the rapidly growing pain relief market

•	Transaction expected to be accretive to Pfizer’s adjusted diluted earnings per share(1) and will provide additional revenue diversification across existing business units

•	Acquisition expected to have no impact on Pfizer’s 2010 Financial Guidance(2) and company reaffirming its 2012 Financial Targets(2)

•	Pfizer conducting an analyst and investor conference call/webcast Tuesday, October 12, 2010 at 9:30 am Eastern Time to discuss the transaction
NEW YORK and BRISTOL,Tenn., Oct. 12/PRNewswire — First Call/ — Pfizer Inc.(NYSE: PFE) and King Pharmaceuticals, Inc. (NYSE: KG) today announced that they have entered into a definitive merger agreement. Under the terms of the agreement, Pfizer will acquire King, a diversified specialty pharmaceutical discovery and clinical development company, for $3.6 billion in cash, or $14.25 per share, which represents a premium of approximately 40% to King’s closing price as of October 11, 2010, and 46% percent to the one-month average closing price as of the same date. The transaction was approved by the boards of both companies and is expected to be accretive to Pfizer’s adjusted diluted earnings per share(1) by approximately $0.02 annually in 2011 and 2012, and approximately $0.03 – $0.04 annually from 2013 through 2015.

The transaction will further expand Pfizer’s business profile, providing immediate, incremental diversified revenues generated by King’s portfolio, including a prescription pharmaceutical business focused on delivering new formulations of pain treatments designed to discourage common methods of misuse and abuse, the Meridian auto- injector business for emergency drug delivery, which develops and manufactures the EpiPen® and is a long-term, critical supplier to the U.S. Department of Defense, and an animal health business that offers a variety of feed additive products for a wide range of species. King’s three key businesses are not only complementary to Pfizer’s businesses, but are also strategically aligned with Pfizer’s Primary Care, Established Products and Animal Health business units, enabling a seamless combination that will maximize King’s assets with Pfizer’s global organization’s scale and resources.
This strategic combination will allow Pfizer to leverage its existing commercial capabilities and expertise to create one of the leading broad portfolios for pain relief and management in the biopharmaceutical industry, offering both currently marketed opioid and non-opioid products, as well as a pipeline spanning stages of clinical development. In addition to Pfizer’s current treatments for pain — which include Lyrica and Celebrex — King will bring Avinza, the Flector Patch and the recently launched Embeda, the first approved opioid pain product with design features intended to discourage misuse and abuse, two compounds in registration, which have the potential to lower the risk of abuse, as well as other compounds in development.
“We are highly impressed by King’s innovative products and technology in the pain relief disease area, as well as by its success in advancing promising compounds in its pipeline. The combination of our respective portfolios in this area of unmet medical need is highly complementary and will allow us to offer a fuller spectrum of treatments for patients across the globe who are in need of pain relief and management,” stated Jeffrey Kindler, Pfizer’s chairman and chief executive officer. “In addition, the revenue generated by King’s portfolio will further diversify Pfizer’s business, while at the same time contributing to steady earnings growth and shareholder value.”
“By bringing together King’s capabilities in new formulations of pain treatments, designed to discourage common methods of misuse and abuse, with Pfizer’s commercial, medical and regulatory expertise, global strength in patient services and reimbursement, and global scale and resources, we believe Pfizer can build on our foundation and take our business to the next level,” said Brian Markison, chairman and chief executive officer of King.
The market for pain relief and management treatments is increasing, with physicians in the U.S. writing approximately 320 million prescriptions to treat pain in 2009. However, the widespread misuse and abuse of prescription pain treatments is a major public health issue and a growing economic burden for the entire industry. King’s leadership in new formulations of pain treatments designed to discourage common methods of misuse and abuse will provide Pfizer with multiple new drug delivery platforms, while providing potential long-term upside.
In addition, Pfizer anticipates the transaction to yield initial cost savings from operating expenses of at least $200 million, which are expected to be fully realized by the end of 2013. The transaction is not expected to impact Pfizer’s 2010 financial guidance(2). Pfizer continues to expect to achieve its 2012 financial targets(2).
Under the terms of the definitive merger agreement, Pfizer will promptly commence a cash tender offer to purchase all of the outstanding shares of King common stock for $14.25 per share in cash. The agreement also provides for the parties to effect, subject to customary conditions, a merger to be completed following the completion of the tender offer which would result in all shares not tendered in the tender offer being converted into the right to receive $14.25 per share in cash. As is customary, the completion of the tender offer is conditioned on Pfizer acquiring sufficient shares to own a majority of the shares of King on a fully-diluted basis.
In addition, the tender offer is subject to regulatory approval in the U.S. and other jurisdictions. The companies are targeting a late fourth-quarter 2010 or first-quarter 2011 closing assuming execution of the tender process and receipt of the appropriate regulatory clearances.

Pfizer’s financial advisor for the transaction was J.P. Morgan Securities LLC while Cadwalader, Wickersham & Taft LLP was its legal advisor. Credit Suisse served as King’s financial advisor, while Covington & Burling LLP served as its legal advisor.
Conference Call/Webcast
Pfizer will be conducting an analyst and investor conference call/webcast Tuesday, October 12, 2010 at 9:30 am Eastern Time to discuss the transaction. To view and listen to the webcast, visit the Investor Presentations section of Pfizer’s website, www.pfizer.com. You can also listen to the conference call by dialing either (866) 395-3896 in the United States or (706) 634-2365 outside of the United States. The password is “Pfizer.”
(1) “Adjusted income” and its components and “adjusted diluted earnings per share (EPS)” are defined as reported net income and its components and reported diluted EPS excluding purchase-accounting adjustments, acquisition-related costs, discontinued operations and certain significant items. “Reported net income” is defined as net income attributable to Pfizer Inc. in accordance with U.S. generally accepted accounting principles. “Reported diluted EPS” is defined as reported diluted EPS attributable to Pfizer Inc. common shareholders in accordance with U.S. generally accepted accounting principles.
The adjusted income and its components and adjusted diluted EPS measures are not, and should not be viewed as, substitutes for U.S. GAAP net income and its components and diluted EPS.
(2) Reconciliations of full-year 2010 guidance and 2012 targets for adjusted income(1) and adjusted diluted EPS(1) to full-year 2010 guidance and 2012 targets for reported net income(1) and reported diluted EPS(1) are set forth in Pfizer’s Current Report on Form 8-K dated August 3, 2010.
About Pfizer:
Pfizer Inc: Working together for a healthier world™
At Pfizer, we apply science and our global resources to improve health and well-being at every stage of life. We strive to set the standard for quality, safety and value in the discovery, development and manufacturing of medicines for people and animals. Our diversified global health care portfolio includes human and animal biologic and small molecule medicines and vaccines, as well as nutritional products and many of the world’s best-known consumer products. Every day, Pfizer colleagues work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. Consistent with our responsibility as the world’s leading biopharmaceutical company, we also collaborate with health care providers, governments and local communities to support and expand access to reliable, affordable health care around the world. For more than 150 years, Pfizer has worked to make a difference for all who rely on us. To learn more about our commitments, please visit us at www.pfizer.com
More information is available at www.pfizer.com.
About King:
King, headquartered in Bristol, Tennessee, is a vertically integrated branded pharmaceutical company. King, an S&P 500 Index company, seeks to capitalize on opportunities in the pharmaceutical industry through the development, including through in-licensing arrangements and acquisitions, of novel branded prescription pharmaceutical products and technologies that complement the Company’s focus in specialty-driven markets, particularly neuroscience and hospital. King’s wholly owned subsidiary, Alpharma, LLC, is also a leader in the development, registration, manufacture and marketing of pharmaceutical products for food producing animals.
DISCLOSURE NOTICE: This release contains “forward-looking statements” related to Pfizer, King and the acquisition of King by Pfizer that are not historical facts. Pfizer and King have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this release include without limitation Pfizer’s 2010 financial guidance and 2012 financial targets, statements regarding the expected timing of the completion of the acquisition of King by Pfizer, the effect of the transaction on Pfizer’s business and competitive position, Pfizer’s future innovation, market growth and Pfizer’s future financial performance and financial condition. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties.
Risks and uncertainties related to the acquisition of King by Pfizer that could cause results to differ from expectations include: uncertainties as to the timing of the transaction; uncertainties as to how many of King’s shareholders will tender their shares in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction and the fact that the announcement and pendency of the transactions may make it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk of shareholder litigation in connection with the transaction and the related significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic, political or regulatory conditions outside of Pfizer’s and King’s control; transaction costs; actual or contingent liabilities; Pfizer’s ability to realize the projected synergies from its acquisition of King; and other uncertainties related to the business of King and Pfizer. In addition, the compounds described in this release are subject to all risks inherent in the drug development process, and there can be no assurance that the development of these compounds will be commercially successful.

Risks and uncertainties that could cause actual results to differ from Pfizer’s 2010 financial guidance and 2012 financial targets include: the success of research and development activities, including, without limitation, the ability to meet anticipated clinical trial completion dates and regulatory submission dates for product candidates; decisions by regulatory authorities regarding whether and when to approve Pfizer’s drug applications as well as their decisions regarding labeling, ingredients and other matters that could affect the availability or commercial potential of Pfizer’s products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success of external business-development activities; competitive developments, including the impact on Pfizer’s competitive position of new product entrants, in-line branded products, generic products, private label products and product candidates that treat diseases and conditions similar to those treated by Pfizer’s in-line drugs and drug candidates; the ability to meet generic and branded competition after the loss of patent protection for Pfizer’s products or competitor products; the ability to successfully market both new and existing products domestically and internationally; difficulties or delays in manufacturing; trade buying patterns; the impact of existing and future legislation and regulatory provisions on product exclusivity; trends toward managed care and healthcare cost containment; the impact of U.S. healthcare legislation enacted in 2010 — the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act; U.S. legislation or regulatory action affecting, among other things, pharmaceutical product pricing, reimbursement or access, including under Medicaid, Medicare and other publicly funded or subsidized health programs, the importation of prescription drugs from outside the U.S. at prices that are regulated by governments of various foreign countries, direct-to-consumer advertising and interactions with healthcare professionals, and the use of comparative effectiveness methodologies that could be implemented in a manner that focuses primarily on the cost differences and minimizes the therapeutic differences among pharmaceutical products and restricts access to innovative medicines; legislation or regulatory action in markets outside the U.S. affecting pharmaceutical product pricing, reimbursement or access; contingencies related to actual or alleged environmental contamination; claims and concerns that may arise regarding the safety or efficacy of in-line products and product candidates; significant breakdown, infiltration, or interruption of Pfizer’s information technology systems and infrastructure; legal defense costs, insurance expenses, settlement costs and the risk of an adverse decision or settlement related to product liability, patent protection, government investigations, consumer, commercial, securities, environmental and tax issues, ongoing efforts to explore various means for resolving asbestos litigation, and other legal proceedings; Pfizer’s ability to protect its patents and other intellectual property both domestically and internationally; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including, without limitation, tax obligations and changes affecting the tax treatment by the U.S. of income earned outside of the U.S. that result from the enactment in August 2010 of the FMAP/Education Bill and that may result from pending and possible future proposals; changes in U.S. generally accepted accounting principles; uncertainties related to general economic, political, business, industry, regulatory and market conditions including, without limitation, uncertainties related to the impact on Pfizer and its lenders, customers and suppliers and counterparties to its foreign-exchange and interest-rate agreements of weak global economic conditions and recent and possible future changes in global financial markets; any changes in business, political and economic conditions due to actual or threatened terrorist activity in the U. S. and other parts of the world, and related U. S. military action overseas; growth in costs and expenses; changes in Pfizer’s product, segment and geographic mix; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items, including Pfizer’s ability to realize the projected benefits of its acquisition of Wyeth and of its cost-reduction initiatives.
Forward-looking statements in this release should be evaluated together with other risks and uncertainties discussed in Pfizer’s and King’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” sections of Pfizer’s and King’s most recent annual report on Form 10-K and subsequent quarterly reports on Form 10-Q, as well as the tender offer documents to be filed by Parker Tennessee Corp., a subsidiary of Pfizer, and the Solicitation/Recommendation Statement to be filed by King. Neither Pfizer nor King undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this announcement are qualified in their entirety by this cautionary statement.
ADDITIONAL INFORMATION
The tender offer described in this release has not yet commenced, and this release is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Pfizer will cause a new subsidiary, Parker Tennessee Corp., to file a tender offer statement on Schedule TO with the SEC. Investors and King shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by King with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents once they become available may be obtained free of charge by directing a request to Pfizer at www.pfizer.com. A copy of the tender offer statement and the solicitation/recommendation statement will be made available to all shareholders of King free of charge at www.kingpharm.com.
# # # # #

October 12, 2010
     Fellow employees,
     I have very important news concerning the future of our Company.
     I am pleased to share with you the news, which has been announced publicly, that we have signed a merger agreement with Pfizer Inc. for Pfizer to acquire the Company for $14.25 per Company share.
     Pfizer is a global, Fortune 50 company that generated over $48 billion in revenue in 2009. Pfizer employs over 100,000 employees all over the world.
     As you know, consolidation in the pharmaceutical industry has continued to accelerate and there were several attributes that attracted Pfizer to us. All of you should be very proud of the work that we have accomplished to date and that made us and our products sought after.
     First, our pipeline of abuse deterrent products was of particular interest to Pfizer. With their scale and resources, they are uniquely positioned to accomplish even greater success with our abuse deterrent products. The performance and cash generation of our Meridian business and our Animal Health Franchise was also of strong interest to our colleagues at Pfizer. And finally, there was a strong recognition that the King team members that interacted with Pfizer were very knowledgeable, credible and professional.
     More information will become available in the coming days and weeks as public filings are made about the transaction. These filings will contain important information about the transaction and the process. Please be patient with us as the laws limit what we can tell you until we have made these filings.
     It continues to be business as usual from our perspective and we must all run our business as we always have: with the same dedication, passion, enthusiasm and commitment to deliver valuable medicines and animal health products that has become the hallmark of our culture.
     I can tell you that in our early discussions with Pfizer they have given their commitment to address employee concerns and answer questions when they are free to do so, following regulatory approval and upon closing. Until that time, there is very little that can be communicated. I need to count on you more than ever to stay focused and productive.

     I want to take a moment to thank all of you for your commitment and hard work thus far and in the coming months as we move towards a closing of the transaction.
     Thank you.
     Brian
Cautionary Note Regarding King Pharmaceuticals, Inc. (“King”) Forward-Looking Statements
Except for the historical information presented herein, matters discussed herein may constitute forward-looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Statements that are not historical facts, including statements preceded by, followed by or that include the words “future”, “anticipate”, “potential”, “believe”, “may”, “could”, “would”, “might”, “possible”, “will”, “should”, “expect” or other terms of similar meaning, are forward-looking statements. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many King shareholders will tender their shares in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors, other business partners or governmental entities; other business effects, including effects of industry, economic or political conditions outside of King’s control; transaction costs; as well as risks discussed from time to time in King’s public disclosure filings with the U.S. Securities and Exchange Commission (SEC), including its most recent Annual Report on Form 10-K and subsequent quarterly reports on Form 10-Q , as well as the tender offer documents to be filed by Parker Tennessee Corp. and Pfizer Inc. and the Solicitation/Recommendation Statement to be filed by King in connection with the tender offer. The information contained in this release is as of October 12, 2010. King disclaims any intent or obligation to update any forward-looking statements as a result of new information, future developments or otherwise. Copies of King’s public disclosure filings are available from its investor relations department.

Important Additional Information
The tender offer described in these materials has not yet commenced. The foregoing is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Parker Tennessee Corp. and Pfizer Inc. will file a tender offer statement on Schedule TO with the SEC. Investors and King’s shareholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by King with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to Pfizer Inc. at www.pfizer.com or 235 East 42nd Street, New York, New York 10017. A copy of the tender offer statement and the solicitation/recommendation statement will be made available to all shareholders of King free of charge at www.kingpharm.com or by contacting King at 501 Fifth Street, Bristol, Tennessee 37620.